SS 2/15/06

SEC 06000014 SSION

OMB APPROVAL

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

FEB 13 2006 RECEIVED WASH, D.C. 213 SECTION PROCESSING MAIL

A... ...ORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50450

AB 2/27/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westrock Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

754 Chestnut Ridge Road
(No. and Street)

Chestnut Ridge (City) NY (State) 10977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rabinda Bhattacharya (845) 371-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rabindra Bhattacharya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westrock Capital Management, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MG. DIRECTOR

Title

Notary Public

EMILIA CHIODO
NOTARY PUBLIC, State of New York
No. 27-4643959
Qualified in Orange County
Commission Expires 8-31-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005

WESTROCK CAPITAL MANAGEMENT, INC.
TABLE OF CONTENTS
DECEMBER 31, 2005

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Westrock Capital Management, Inc.

We have audited the accompanying statement of financial condition of Westrock Capital Management, Inc. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 2, 2006

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 73,634
Due from clearing broker	27,150
Securities owned at fair market value	286,832
Deposit held by broker	50,000
Other assets	1,648
Capitalized assets, net of accumulated depreciation and amortization of $89,983	105,370
Total Assets	$ 544,634

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and accounts payable	$ 13,057
Borrowings under line of credit	19,485
Due to Broker	157,345
Due to Stockholders	8,360
Total Liabilities	198,247
Stockholders' Equity	
Capital stock - No par value, $250 stated value	
Authorized - 1,000 shares	
Issued and outstanding - 40 shares	10,000
Additional paid-in capital	146,976
Retained Earnings	189,411
Total Stockholders' Equity	346,387
Total Liabilities and Stockholders' Equity	$ 544,634

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business:

Westrock Capital Management, Inc. (the Company), an S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 - Summary of Significant Accounting Policies:

(a) Securities transactions, commissions and related clearing expenses are recorded in the accounts on a trade date basis.

(b) For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with maturity of three months or less to be a cash equivalent.

(c) The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Capitalized assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

(e) Securities owned are carried at fair value based on quoted market prices. Dividends and interest are recorded on the accrual basis. Securities transactions are recorded on a trade date basis.

Note 3 - Capitalized Assets:

A schedule of this account is as follows:

Furniture and equipment	$ 84,001
Leasehold improvements	111,352
	195,353
Less: accumulated depreciation and amortization	(89,983)
	$105,370

Depreciation and amortization of $15,006 is included as part of other expenses.

Note 4 - Income Taxes:

The Company has elected to be treated as an "S" corporation for Federal and State income tax purposes. As a result, taxes on the corporation's earnings are not provided as they are the responsibility of the Company's owners.

Note 5 - Net Capital Requirements:

As a member of the National Association of Securities Dealers, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2005, the corporation's ratio of aggregate indebtedness to net capital was .22 to 1 and its net capital was $183,845 compared with a net capital requirement of $5,000.

Note 6 - Commitments and contingencies:

The company is committed to a lease of an office building which is owned by the Company's shareholders through December 2015. Minimum payments under the lease are as follows:

2006	$ 48,000
2007	48,000
2008	48,000
2009	48,000
2010	48,000
Thereafter	240,000
	$ 480,000

The Company also incurred $27,040 of rent expense during 2005 for its previous office space which was also owned by the Company's shareholders.

Total rent expense of $75,040 is included in office and other assets.

Note 8 - Line of Credit:

The Company has an unsecured line of credit in the amount of $100,000. The line carries a variable rate of interest at the bank's prime rate plus 0.50%. The line is due on demand and interest is paid monthly. The interest rate on the line was 7.75% as of December 31, 2005 and interest expense on the line for the year was $2,057.

Note 9 - Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2005, the Company provided services to two major customers, resulting in revenues of approximately 19% and 14% of the Company's total revenues.

Note 10 - Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $50,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.